[LETTERHEAD]

SENT VIA FAX AND EXPRESS MAIL

January 16, 2009

Stephen Krikorian

Jason Niethamer

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Visa Inc.
Form I0-K for the Fiscal Year Ended September 30, 2008
File No. 001-33977

Gentlemen:

In connection with Visa Inc.’s (the “Company” or “Visa”) Form 10-K filed with the Securities and Exchange Commission (the “Commission” or the “Staff”) on November 21, 2008 (the “Form 10-K”), we are writing in response to the Staff’s comments as transmitted to the Company by letter dated January 9, 2008. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 7.	Management’s Discussion and Analysis of Historical and Pro Forma Financial

Conditions and Results of Operations. page 51

Contractual Obligations page 85

1.	Regulation S-K Item 303(a)(5) requires MD&A for annual periods to include a tabular disclosure of “known contractual obligations.” The prescribed table includes the caption “other long-term liabilities reflected on the registrant’s balance sheet under GAAP.” Tell us why you have not included the Visa Europe put option with in this table. Given your disclosure on page 83 that “the amount of [the Visa Europe put option] obligation could be several billion dollars or more”, we believe that the put option appears material and should be included within this table. We further believe that a footnote to this table should be included that discloses the full settlement amount. In light of the significance of this obligation, we believe that the inclusion of this obligation would be material to the table and, therefore, your first Form 10-Q for fiscal year 2009 should provide a complete updated table of contractual obligations.

We have not included the US$346 million value of the EU Put in our contractual obligations table at September 30, 2008 because it does not in fact represent a contractual purchase obligation. It represents the value of the option, and not the amount the Company would be required to pay in the event that the option was exercised. As disclosed in our Liquidity section, our obligation in the event of exercise could be several billion dollars or more.

We have valued the option based on our best estimate of the price that we would be required to pay to transfer the option to an unrelated third party at September 30, 2008. While the EU Put is in fact non-transferable, we believe that to determine the price a third party would require to assume this contingent obligation, it would evaluate the premium above fair value it would be required to pay Visa Europe’s members for their equity holdings under various potential exercise scenarios in the future. This analysis would include the possibility that Visa Europe will never exercise its right at all. Therefore, as described in Note 4 – Visa Europe on page 127 of our Form 10-K, the fair value was determined “using probability-weighted models designed to estimate the company’s liability assuming various possible exercise decisions that Visa Europe could make under different economic conditions in the future.”

We agree with the Staff’s assertion that in the event of exercise our obligation under the EU Put option will be a significant liquidity event for Visa. As such, we have provided the detailed disclosure on pages 82 and 83 regarding this potential obligation as part of our discussion of liquidity. We do not, however, believe that it is appropriate to include any quantitative amounts in the contractual obligations table related to this obligation because: (i) the amount of the obligation is dependent on a number of factors that can vary dramatically making it impossible to calculate with any degree of certainty; (ii) the obligation is contingent upon exercise of the put by Visa Europe and therefore, may never be incurred; and (iii) the EU Put has a perpetual life making it impossible to determine the timing of when the obligation may be triggered if at all.

In preparing our financial disclosure for both our 1934 Act filings and our initial public offering prospectus filed with the Commission on March 19, 2008 (the “IPO Prospectus”), we evaluated whether it was possible and appropriate to disclose a more precise quantitative estimate of our potential financial obligation in the event the EU Put is exercised. Among other disclosures, we evaluated disclosing an estimate of the minimum amount of the potential obligation, disclosing the estimated strike price if the option was exercised today or disclosing an estimate of the obligation should the option be exercised at a specific time under specific economic conditions. In each instance, we determined that such disclosure was either misleading or impossible to calculate with any degree of certainty.

We also examined disclosing a range of potential obligation amounts given various exercise scenarios. However, given the perpetual nature of the instrument and the significant variability (depending on the conditions present at the time of exercise) in the inputs used to calculate the strike price, we concluded that any such disclosure was unsupportable and in most cases potentially misleading. For example, applying a range of possible values for key inputs such as Visa Europe’s sustainable net income and our forward P/E multiple possible under various economic conditions during the next three years alone results in such a wide range of strike prices as to be irrelevant. We, therefore, concluded that the best disclosure was to state that “the amount of this obligation could be several billion dollars or more,” as we believe this provides the user the proper context to access the potential magnitude of the obligation.

Critical Accounting Estimates, page 86

Fair Value - Visa Europe Put Option, page 87

2.	We note the assumptions disclosed in determining the fair value of the put option at September 30, 2008. Tell us what consideration you gave to the current economic conditions impacting these assumptions as they have not changed since the disclosure in your Form S-1/A filed February 25, 2008. In your response, provide greater insight into the estimates and assumptions relied upon as of September 30, 2008 in arriving at the fair value of the put option as well as a range of the actual purchase price that you may be required to pay if the option is exercised. For example, consider disclosing the reasons for the difference between the fair value of the put option and the settlement amount of several billion or more. Also, tell us whether an increase in the exercise probability would have a constant impact or an increasing impact as probability nears 100%. That is, does each 5% increase in probability result in the same fair value increase in the put option or as it nears 100% does it increase exponentially. In addition, we note that you disclose that you cannot currently estimate the amount of the obligation if the put is exercised (your page 83). Explain how you can estimate the fair value of the put option while you cannot estimate the amount of the obligation if the put is exercised.

The changes in general economic conditions in the past year have been dramatic and accordingly we have considered these factors in determining the value of the EU Put. However, there are several inherent factors that limit the impact these and other events have had on the value of Visa Europe’s option through September 30, 2008.

The majority of the value of the put results from estimating the strike price, under the terms of the agreement, by applying Visa’s forward P/E multiple to Visa Europe’s sustainable net income. In a fair value transaction a third party would apply the P/E multiple applicable to Visa Europe to its earnings to calculate the value of the business. Therefore any positive differential or spread between Visa’s multiple and that of Visa Europe is the most significant driver of option value. As disclosed in our IPO Prospectus, we calculated this spread to be approximately 5.3x.

Visa and Visa Europe’s businesses are essentially the same in every way except possibly geographic location. As a result, changes in global economic conditions tend to impact the two companies similarly. Consequently, while our forward P/E has certainly declined in the last year as a result of the global economic downturn, so has that of Visa Europe. Our quantitative analysis of P/E’s of comparable companies to Visa Europe over this time suggests that the spread between the applicable P/E ratios has remained relatively constant. In looking at economic conditions, we have focused on those that are unique to one geographic area or the other, (for example, if the current recession were limited to the United States with Europe continuing to grow, we would expect the P/E differential to reduce). However since the current economic downturn is occurring globally, we have determined both through qualitative and quantitative analysis that it has had effectively the same impact on both companies.

We have also evaluated the impact of the economic downturn on Visa Europe’s sustainable net income. We believe that Visa Europe’s business model, much like Visa’s, while certainly not immune to the economic downturn, has great resiliency. While total customer spend has decreased, we believe the continued shift from cash and check to electronic payment forms will enable them to continue to grow at a similar rate. Additionally, given the perpetual life of the option we must factor in Visa Europe’s long-term prospects. As supported by updated financial results and projections received from Visa Europe for the year ended September 30, 2008, we see little change in the long-term economic health of Visa Europe.

Finally, we have seen no evidence or have any reason to believe that the change in global economic conditions has had any impact on the probability that Visa Europe will or will not exercise its option at some point in the future.

As discussed in our response to the Staff’s comment 1. above, we considered the appropriateness of disclosing a range of potential exercise prices and determined that any such range would be so large as to be irrelevant and potentially misleading. We agree with the Staff that more clearly disclosing the reasons for the difference between the fair value of the put and the settlement amount that could be several billion or more would enhance the clarity and effectiveness of our disclosure. Therefore, going forward, we intend to add the following sentence to both our footnote disclosure and our discussion of liquidity.

“The fair value of the EU Put recorded represents the value of Visa Europe’s option, which could under certain conditions obligate the Company to purchase its members equity interest for an amount above fair value.”

As disclosed in our critical accounting policies section, all other inputs remaining constant, any 5% increase in the assumed probability of exercise would increase the value of the put by US$44 million. There is no increase in impact as the probability approaches 100%.

As discussed above and disclosed in our critical accounting policies section, we are able to calculate the value of the put by using probability weighted models to estimate our obligation (the amount we could be required to pay in excess of fair value) under various exercise scenarios. Given the perpetual life of the option and the significant variability in the conditions under which the put could be exercised in the future, these models generate potential strike prices with such a wide range that we have concluded that disclosure would be either irrelevant or potentially misleading. As we do not know the conditions under which the put will be exercised, if at all, we are not able to reliably calculate an estimate of the amount of the obligation. Therefore we have concluded that stating that it could be several billion dollars or more is the most effective disclosure to enable the user to gauge the magnitude of the contingent obligation without misleading by conveying a false sense of precision.

Item 8.	Financial Statements and Supplementary Data. page 96

Notes to the Consolidated Financial Statements. page 108

Note 4 - Visa Europe, page 125

Visa Europe Put-Call Option Agreement. page 127

3.	We note your disclosures surrounding the put option agreement with Visa Europe. Tell us the maximum amount that you could be required to pay to settle the put option liability as required by paragraph 23.c. to SFAS 150. Revise future filings as appropriate.

We respectfully submit that paragraph 27c of SFAS 150 is not applicable to the EU Put as there is no maximum amount we could be required to pay under this instrument.

In connection with this response, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the responses to the Staff’s comments comprehensive. Given that we are in the process of preparing to file our Form 10-Q with the commission in early February 2009, we would be happy to discuss any follow-up or clarification questions you may have with you via conference call. If you have any questions concerning the foregoing, please contact James H. Hoffmeister at (650) 432-8165, Visa’s Global Corporate Controller.

Sincerely,

/s/ Byron H. Pollitt
Byron H. Pollitt Chief Financial Officer

cc:	Joseph W. Saunders, Chairman of the Board and Chief Executive Officer

Robert Matschullat, Audit and Risk Committee Chairman

Thomas A. M’Guinness, Chief Corporate Counsel

James H. Hoffmeister, Global Corporate Controller